Exhibit 99.1

October 21, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Moolec Science SA, pursuant to Item 304(a)(1) of Regulation S-K (copy attached), which we understand will be furnished with the Securities and Exchange Commission on Form 6-K of Moolec Science SA dated October 21, 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Price Waterhouse & Co S.R.L.

/s/ Jorge Frederico Zabaleta

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Appendix I

Dismissal of Independent Registered Public Accounting Firm

On October 21, 2026, following the approval by the Company's shareholders of the voluntary winding up of the Company at the EGM held on October 20, 2026, the Audit Committee of the Company determined that the continued engagement of Price Waterhouse & Co. S.R.L. (“PwC”) as the Company's independent registered public accounting firm was no longer necessary. Accordingly, the Company dismissed PwC as its independent registered public accounting firm, effective October 21, 2026.

During the Company’s two most recent fiscal years and the subsequent interim period through October 21, 2026, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of such disagreement in its reports on the Company’s financial statements for those years. During such period, there were no reportable events, as such term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weakness related to the accounting for business combinations, specifically the timely completion of the purchase price allocation (PPA) in connection with Business Combination related to the Company’s internal control over financial reporting, as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2025 ( the “2025 Form 20-F”). The Audit Committee of the Company’s Board of Directors discussed the material weakness with PwC

The audit reports of PwC on the Company’s consolidated financial statements for the two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the fiscal year ended June 30, 2025 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

The Company has provided PwC with a copy of the disclosures concerning its dismissal contained in this Report on Form 6-K and has requested that PwC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made herein. A copy of PwC’s letter, is being furnished as an exhibit to this Report on Form 6-K in accordance with applicable SEC requirements.